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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   Feinberg              Stephen

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   (Last)               (First)                 (Middle)

    c/o Cerberus Partners, L.P.
    950 Third Avenue, 20th Floor

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                                    (Street)
    New York,             NY                   10022

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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   3/15/96

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   PhoneTel Technologies, Inc.  (PNTL)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ]   Director                             [X]*** 10% Owner
   [ ]   Officer (give title below)           [ ]    Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                  5. Owner-
                                                    3. Title and Amount of Securities                ship
                                                     Underlying Derivative Security                  Form of
                         2. Date Exercisable         (Instr. 4)                                      Derivative
                            and Expiration Date     ------------------------------- 4. Conver-       Security:
                            (Month/Day/Year)                           Amount          sion or       Direct      6. Nature of
                         ----------------------                        or              Exercise      (D) or         Indirect
                         Date       Expira-                            Number          Price of      Indirect       Beneficial
1. Title of Security     Exer-      tion                               of              Derivative    (I)            Ownership
   (Instr. 4)            cisable    Date            Title              Shares          Security      (Instr.5)      (Instr. 5)
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
Term Note                Immed.    due            Common Stock         2,398,462**     **            I            By partnerships
                                   6/30/99                                                                        and corporations
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Warrant                  Immed.    4/1/2006       Common Stock         2,032,810*      $.01          I            By partnerships
                                                                                       per share*                 and corporations
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
Explanation  of  Responses:

*Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the record holder of 102,412 warrants (the "Warrants") of PhoneTel Technologies, Inc. ("PhoneTel"), each Warrant entitling the holder thereof, at its option, to purchase either (i) one (1) share of PhoneTel Series A Special Convertible Preferred Stock (which is convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) or (ii) twenty (20) shares of PhoneTel common stock. Pursuant to participation agreements entered into with Cerberus, (a) Styx Partners, L.P., a Delaware limited partnership ("Styx"), is the beneficial owner of 16,772 Warrants, (b) Long Horizons Fund, L.P., a Delaware limited partnership ("Horizons"), is the beneficial owner of 16,772 Warrants, (c) Cerberus International, Ltd., a corporation organized under the laws of Bahamas ("International"), is the beneficial owner of 10,734 Warrants and (d) Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), is the beneficial owner of 1,342 Warrants. Cerberus is the beneficial owner of 23,696 Warrants.

** Cerberus Partners is the record holder of a term note (the "Note") payable by PhoneTel in the principal amount of Fourteen Million Five Hundred Thousand Dollars ($14,500,000), which Note may, at the option of the holder thereof, be converted into either (i) 833.333 shares of PhoneTel Series B Preferred Stock (each of which is convertible by the holder thereof into twenty (20) shares of PhoneTel common stock) for each $100,000 converted or (ii) 16,666.667 shares of PhoneTel common stock for each $100,000 converted. Pursuant to participation agreements entered into with Cerberus, (w) Styx is the beneficial owner of 2,374,639 principal amount of the Note, (x) Horizons is the beneficial owner of $2,374,639 principal amount of the Note, (y) International is the beneficial owner of $1,519,769 principal amount of the Note and (z) Ultra is the beneficial owner of $189,971 principal amount of the Note. Cerberus is the beneficial owner of $3,354,998 principal amount of the Note.

*/** Stephen Feinberg possesses voting and investment control over all securities owned by Cerberus, Styx, Horizons, International and Ultra. In addition, pursuant to participation agreements entered into with Cererbus, (i) 32,325 Warrants and $4,576,750 principal amount of the Note are beneficially owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority and (ii) 772 Warrants and $109,233 principal amount of the Note are beneficially owned by a partnership for which Stephen Feinberg possesses no voting or investment authority. To the extent small variances exist in the totals provided herein, such variances are due solely to rounding.

***The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, Styx, Horizons, International, Ultra and the Funds, if any.


       /s/ Stephen Feinberg                              3/25/96
---------------------------------------------            ----------------------
      **Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.